FreebirdRides, Inc.

Financial Statements

December 1, 2023 (Inception)

Independent Auditors' Report

To the Board of Directors and Shareholders
of FreebirdRides, Inc.

Opinion

We have audited the accompanying financial statements of FreebirdRides, Inc., (a Delaware corporation) which comprise the balance sheet as of December 1, 2023, and the related statements of operations, changes in shareholders' equity (deficit) and cash flows for the one day ended December 1, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreebirdRides, Inc. as of December 1, 2023, and the results of its operations and its cash flows one day then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of FreebirdRides, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, due to shareholders' deficit and working capital deficit, there is substantial doubt about the ability of FreebirdRides, Inc.'s to continue as a going concern. Management's evaluation of the events and conditions and plans in regard to those matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of FreebirdRides, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about FreebirdRides, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Woodcliff Lake, NJ
December 20, 2023

FreebirdRides, Inc.

Balance Sheet
December 1, 2023

ASSETS	
Current Assets	
Cash	$ -
Total Current Assets	-
	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$ 26,130
Total Current Liabilities	26,130
Shareholders' Deficit	
Common stock, $0.001 par value, 100,000,000 shares authorized, 1,300,000 shares issues and outstanding	1,300
Subscription receivable	(1,300)
Accumulated deficit	(26,130)
Total Shareholders' Deficit	(26,130)
	$ -

See Notes to Financial Statements

FreebirdRides, Inc.

Statement of Operations
December 1, 2023

REVENUES	$ -
COST OF GOODS SOLD	-
Gross Profit	-
OPERATING EXPENSES	
General and administrative	26,130
Total Operating Expenses	26,130
NET LOSS	$ (26,130)

See Notes to Financial Statements

FreebirdRides, Inc.

Statement of Changes in Shareholders' Equity (Deficit)
December 1, 2023

	Common Stock		Subscription	Accumulated	
	Shares	Amount	Receivable	Deficit	Total
Balance at December 1, 2023	-	$ -	$ -	$ -	$ -
Issuance of common stock	1,300,000	1,300	(1,300)	-	-
Net loss	-	-	-	(26,130)	(26,130)
Balance at December 1, 2023	1,300,000	$ 1,300	$ (1,300)	$ (26,130)	$ (26,130)

See Notes to Financial Statements

FreebirdRides, Inc.

Statement of Cash Flows
December 1, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(26,130)
Adjustments to reconcile net loss to net cash from operating activities		
Changes in operating assets and liabilities		
Accounts payable		26,130
Net Cash from Operating Activities		-
Net Change in Cash		-
CASH		
Beginning of year		-
End of year	$	-

See Notes to Financial Statements

1. Nature of Business

FreebirdRides, Inc. (the "Company"), a Delaware corporation, was incorporated and commenced operations on December 1, 2023. The Company is a mobility marketplace that drives consumers to businesses and delivers a guaranteed customer spend. Consumers earn cash and rewards by booking their Uber and Lyft rides through the Freebird app. Businesses can directly target and acquire/convert/retain revenue-generating customers by offering cash-back or other rewards, with directly measurable Return-On-Investment in a Pay for Transactions. The Freebird app is the intellectual property of a related entity. Upon achievement of certain funding goals, these intellectual properties are expected to be transferred to the Company in exchange for common stock.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash balances held in bank accounts and highly liquid debt instruments with maturities of three months or less at the time of purchase. As of December 1, 2023, the Company held no cash and cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that remain outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a reduction in accounts receivable. As of December 1, 2023, the Company had no accounts receivable, thus no allowance for doubtful accounts has been deemed necessary.

2. Summary of Significant Accounting Policies (*continued*)

Revenue Recognition

The Company follows the U.S. GAAP revenue recognition guidance which provides a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The Company has two revenue streams: revenue through fees paid by merchants who use the application to attract new or recurring customers via rides to the venue (point-in-time) and fees paid by merchants to create and maintain promotional campaigns over the life of the contract (over-time). Revenue is recognized as the products or services are rendered to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for the services. Revenues are reported net of sales discounts and contracts do not contain any other variable considerations that requires significant estimates. Based on the above criteria, the Company recognizes revenue at a point in time and over time, as products and services are delivered to the customer which is when the performance obligation is satisfied.

The Company's contracts generally include standard payment terms. Customer payment terms are typically less than one year and as such, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of the transaction price.

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with the "Liability Method," pursuant to U.S. GAAP. Under this method, income taxes consist of taxes currently due plus those deferred due to temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities measured by enacted tax rates for the years in which the taxes are expected to be paid or recovered. The Company recognizes the benefit from income tax positions taken in its income tax returns only when those positions are believed to be more likely than not to be sustained upon review by the tax authorities. Deferred tax assets are reduced by a valuation allowance when in the opinion of management; it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

2. Summary of Significant Accounting Policies (*continued*)

Deferred Tax Asset - Net Loss Carryforward and Valuation Allowance

The Company has recognized a deferred tax asset related to net operating loss carryforwards ("NOLs") amounting to $7,800 as of December 1, 2023. These NOLs result from operating losses on December 1, 2023, and are available for offset against future taxable income. The Company has assessed the realizability of the deferred tax asset and has established a valuation allowance of $7,800 against the entire deferred tax asset.

Management believes that providing for the full valuation allowance on the deferred tax asset is appropriate given the inherent uncertainties associated with the Company's startup nature. The Company will continue to closely monitor its financial position and make adjustments to the valuation allowance as circumstances warrant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit and market risk consist principally of cash and cash equivalents on deposit with financial institutions, which from time to time may exceed the Federal Deposit Insurance Corporation (“FDIC”) limit. The Company does not believe that a significant risk of loss due to the failure of a financial institution presently exists.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is December 20, 2023.

3. Equity

Common Stock

In connection with the Company’s Articles of Incorporation on December 1, 2023, the total number of shares of common stock available for issuance is 100,000,000 at $0.001 par value per share. As of December 1, 2023, 1,300,000 shares of common stock have been issued and are outstanding. These shares are restricted and vest with the stockholders on the anniversary of the restricted stock agreements based on the investor funding received as a percentage of the established $3 million funding goal.

Preferred Stock

In connection with the Company’s Articles of Incorporation on December 1, 2023, the total number of shares of preferred stock available for issuance is 10,000,000 at $0.001 par value per share. As of December 1, 2023, no shares of preferred stock have been issued and none are outstanding.

3. Equity (*continued*)

Preferred Stock (continued)

The preferred stock may be issued from time to time in one or more series. The board of directors of the Company (the "Board of Directors") is hereby authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences, and rights and the qualifications, limitations, or restrictions of each such series of preferred stock, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting such series and the designation thereof. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issue of shares of such series then outstanding, subject to the powers, preferences, and rights and the qualifications, limitations, and restrictions thereof stated in the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, amend or repeal Bylaws of the Company.

4. Going Concern

The Company has incurred net loss of $26,130 since inception, December 1, 2023, and is relying on its ability to fund its operations through a crowdfunding offering. Additionally, the Company has a limited amount of operating history. The Company currently does not have a cash balance as of December 1, 2023, and will not be sufficient to satisfy the Company's anticipated operating requirements for the next 12 months from the date these financial statements were available to be issued.

The Company entered into a Subscription Agreement with WeFunder LLC to conduct the crowdfunding offering through their portals. The Company has raised approximately $2.6 million from investors via the crowdfunding portal and continues to grow daily. These funds will be available to the Company upon completion of certain requirements established by WeFunder LLC.

Management believes that the above actions it will take are sufficient to meet its obligations as they are due for a period of 12 months from the date these financial statements are available for issuance.

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